# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 06/27/2026
Amends the filing with accession number 0001441449-25-000008
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna St, 801 Al Dafna Zone 61, Doha, Qatar (S3), 23224, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 87,659,000; shared voting power 0; sole dispositive power 87,659,000; shared dispositive power 0; aggregate amount beneficially owned 87,659,000 (16.8% of the class)
  Comment: * Based on 521,455,950 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") issued and outstanding as of May 7, 2026 as set forth on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Amendment No. 2 to the Schedule 13D (the "Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025 (the "Schedule 13D"), as amended by Amendment No. 1, dated May 4, 2026 (the "Amendment No. 1"). Except as amended and supplemented by the Amendment No. 1 and the Amendment No. 2, the Schedule 13D remains unchanged.

This Amendment No. 2 is being filed to reflect the entry into a Rollover Agreement, dated as of June 27, 2026 (the "Rollover Agreement"), by QIA Retail Holding LLC ("QIA Retail"), a Qatar limited liability company and a wholly-owned subsidiary of the Reporting Person, with Gaia Purchaser Parent, LLC, a Delaware limited liability company ("Topco"), an indirect parent company of Gaia Purchaser, Inc., a Delaware corporation ("Parent"), with respect to the shares of Class A Common Stock held of record by QIA Retail. Reference is made to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 2, 2026, by and among the Issuer, Parent and Gaia Merger Sub, Inc., a Delaware corporation ("Merger Sub"), pursuant to which, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented and amended to add the following information:

Rollover Agreement

QIA Retail and Topco have entered into the Rollover Agreement in connection with, and in anticipation of the consummation of, the Merger. On the terms and subject to the conditions set forth in the Rollover Agreement, QIA Retail has agreed, immediately prior to the effective time of the Merger, to contribute 34,210,526 (or such lower number of shares equal to the value of the Exchange Units divided by $9.50 per share) of its shares of Class A Common Stock (the "Rollover Shares"), having an aggregate value equal to $325 million (or such lower amount solely to the extent required to achieve a 9.9% common equity ownership in Topco on a fully diluted basis), to Topco in exchange for newly issued limited liability company interests in Topco having equivalent aggregate value (the "Exchange Units", such transaction, the "Rollover"). The Rollover Shares contributed to Topco by QIA Retail will be distributed to Parent immediately following receipt thereof, and as a result of the Merger, will be cancelled and extinguished without any conversion thereof or consideration paid therefor. Following the closing of the Rollover, QIA Retail will own no more than 9.9% of the common equity interests in Topco. QIA Retail will receive standard minority economic protections commensurate with its level of investment, with no board seats (and only one non-voting board observer seat), in connection with the Rollover.

Pursuant to the Rollover Agreement, QIA Retail may, upon written notice to Topco at least 10 Business Days prior to anticipated closing date of the Merger, distribute all or a portion of the Rollover Shares to any of its equityholders prior to closing of the Merger, provided that (x) such equityholder is under common control with QIA Retail, (y) such equityholder has executed a joinder to the Rollover Agreement, and (z) such distribution would not (A) impede or delay the obtaining of any governmental clearances or consents, or the expiration or termination of any applicable waiting period in each case required in connection with the consummation of the Merger or that are otherwise material and reasonably necessary to consummate the transactions contemplated by the Merger Agreement (the "Transactions") or the Rollover (collectively, "Transaction Approvals") beyond the time that the Merger was expected to occur, (B) materially increase the risk of a governmental order prohibiting the Transactions or the Rollover, (C) require additional governmental clearances or consents with respect to the Transactions or the Rollover, or (D) impose additional liability on Topco or its affiliates.

The Rollover is conditioned on, among other things, the contemporaneous consummation of the Merger in accordance with the terms of the Merger Agreement. QIA Retail's prior written consent is required for any amendment to the Merger Agreement in a manner that would increase the cash consideration of $9.50 per share of Class A Common Stock payable in connection with the Merger (the "Per Share Price") or change the form of the Per Share Price (the "Price Change"). If QIA Retail does not approve such amendment or waive its consent right, the Rollover Agreement will be terminated automatically.

The Rollover Agreement will terminate automatically upon the earliest of (i) mutual written consent of Topco and QIA Retail, (ii) valid termination of the Merger Agreement, provided that the transactions contemplated thereby have not been consummated, (iii) upon written notice from Topco to QIA Retail, following reasonable good faith consultation with QIA Retail, of the reasonably likely failure to obtain any Transaction Approvals prior to the earlier of (A) the Termination Date (as defined in and as it may be extended pursuant to the Merger Agreement) or (B) consummation of the Merger, or (iv) QIA Retail's failure to approve the Price Change or waive its consent right with respect thereto.

The foregoing description of the Rollover Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented and amended as follows:

The Reporting Person has sole voting and dispositive power over 87,659,000 Class A Common Stock, representing 16.8% of the outstanding Class A Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 87,659,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 87,659,000

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference Item 4 of this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Rollover Agreement, dated as of June 27, 2026, by and between QIA Retail and Topco.

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi/Head of Compliance (06/29/2026)